

May 9, 2011

<u>Via E-mail</u>
Andreas Typaldos
Acting Chief Executive Officer
Arkados Group, Inc.
c/o Herb Sommer, Esq.
Sommer & Schneider LLP
595 Stewart Avenue, Suite 710
Garden City, New York 11530

      Re: Arkados Group, Inc.
             Form 10-K for Fiscal Year Ended May 31, 2010
             Filed September 14, 2010
             Form 10-Q for Fiscal Quarters Ended August 31, 2010 and
             November 30, 2010
             Filed October 19, 2010 and January 12, 2011, respectively
             File No. 0-27587

Dear Mr. Typaldos:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ William H. Thompson

                    William H. Thompson
                    Accounting Branch Chief